Exhibit 8.1

RECHTSANWÄLTE  STEUERBERATER  WIRTSCHAFTSPRÜFER • PARTNERSCHAFT

Fresenius Medical Care AG
Else-Kröner-Str. 1

61352 Bad Homburg

Dipl.-Kfm. Georg Edelmann
Wirtschaftsprüfer und
Steuerberater
Brienner Str. 28
D-80333 München

Direct Dial: +49 (0) 89 28628 169
Telephone: +49 (0) 89 28628 0
Telefax: +49 (0) 89 280 110
Georg.Edelmann@noerr.de

Postfach 10 11 21
D-80085 München

Our Ref: GED/nwe
0361M-05-070m_clean.doc

Munich, July 1, 2005

Re:	Fresenius Medical Care AG
German Tax Issues in relation to the Transformation of the Legal Form

Dear Sir/Madam,

You have asked NÖRR STIEFENHOFER LUTZ • Partnerschaft (hereinafter referred to as “NSL”) for a tax opinion on selected German tax law questions (“Tax Opinion”) with respect to the transformation of the legal form of Fresenius Medical Care AG (“FMC AG”), a stock corporation (Aktiengesellschaft) under German law, into a partnership limited by shares (Kommanditgesellschaft auf Aktien) under German law (“FMC KGaA”).

In providing this Tax Opinion, we have reviewed and relied upon the prospectus (the “Prospectus”) included in the Registration Statement on Form F-4, as filed by FMC AG with the Securities and Exchange Commission on May 10, 2005 as amended on May 20, 2005 and the date hereof (the “Registration Statement”).

We have assumed in rendering this Tax Opinion that the information presented below and in documents reviewed or otherwise furnished to us, in all material respects, accurately and completely describe all facts relevant to the transaction contemplated in this Tax Opinion. Any changes in, or variations from, such factual assumptions oc-

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curring could affect the conclusions expressed herein. We have not made an independent investigation of any such assumptions.

The Tax Opinion is based upon the tax laws of Germany and their interpretation in particular by court judgements and the tax authorities in force at the date hereof. This Tax Opinion does not relate to facts or German tax laws or to the interpretation of the German tax laws after the date hereof and we do not assume any obligation to update this Tax Opinion or to inform you of any changes to facts or laws. We have made no investigation of and this Tax Opinion does not address the laws of any other jurisdiction.

The opinions expressed in this Tax Opinion on the legal questions dealt with constitute the tax opinion of NSL. There are no conclusive judgements of the highest courts and/or published legal opinions of the tax authorities on partial aspects relevant to the issues as a whole. Therefore, our analysis is based on the application of general principles rather than on explicit legal provisions and regulations so that our analysis must not be misunderstood as a guarantee that the tax authorities will share all of the views expressed. The opinions of the tax authorities are subject to change or modification retroactively and/or prospectively and any such change could affect the validity or correctness of the legal opinions expressed in the Tax Opinion. The opinions expressed in the Tax Opinion are not binding upon the German tax authorities, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

I. Facts and Assumptions

     In rendering this Tax Opinion, we have assumed the following:

1.	As described more fully in the Prospectus, prior to the transformation of the legal form of FMC AG into FMC KGaA the preference shares of FMC AG may be converted into ordinary shares of FMC AG on a one-to-one basis. The preference shares submitted for conversion will lose the preferential dividend right provided under the articles of FMC AG and the Stock Corporation Code (“Aktiengesetz”).

The preference shareholders who decide to convert their shares into ordinary shares will be required to pay a premium of Euro 12.25 per converted share for the conversion. The premium corresponds to approximately two-

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thirds of the of the difference between the weighted average stock exchange price of the ordinary shares and the weighted average stock exchange price of the preference shares for the three months through and including May 3, 2005, i.e. the preference shareholders obtain the ordinary shares at a discount on the premium.

2.	The transformation of the legal form of FMC AG into FMC KGaA will be effected under the rules of Secs. 190 et seq Transformation Code (“Umwandlungsgesetz”).

The existing shareholders of FMC AG become limited liability shareholders of FMC KGaA (“Kommanditaktionäre”). The general partner of FMC KGaA — Fresenius Medical Care Management AG — will not contribute into or hold a capital contribution in FMC KGaA in the course of the transformation of the legal form.

The share capital of FMC AG will not be changed by the transformation of the legal form and will become the share capital of FMC KGaA.

3.	US shareholders, being subject to US tax law, are subject to the Convention between Germany and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Income and Capital and to certain other Taxes as of August 29, 1989 (“Double Taxation Treaty Germany-US”) and to the Convention between Germany and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on estates, inheritances and gifts as of December 21, 2000 (“Double Taxation Treaty Germany-US on Estates, Inheritances and Gifts”).

US shareholders may hold the preference shares in FMC AG or the limited liability shares in FMC KGaA as American Depositary Shares (“ADSs”).

4.	The shareholders of FMC AG are third parties to each other.

5.	FMC AG and Fresenius AG have set up a tax group under the rules of the Value Added Tax Code but not under the rules of the Corporate Income Tax Code and the Trade Tax Code in Germany.

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II. German Tax Law Question Considered

As instructed by you, the Tax Opinion below refers exclusively to the German taxation of the transformation of the legal form of FMC AG into FMC KGaA. Reference is made to the Double Taxation Treaty Germany-US only if German tax is triggered concerning the shareholders.

III. Opinion

Based upon the assumptions above and subject to facts, circumstances, events or documents not disclosed to us, and having regard to such legal considerations as we deem relevant, our tax analysis is as follows:

     1. FMC AG

          1.1 Transformation Tax

Since the transformation of the legal form of FMC AG into a KGaA does not mean an asset transfer and due to lack of special provisions in the Transformation Tax Code (“Umwandlungsteuergesetz”), the transformation of the legal form into a KGaA, does not lead to a realization of profits for FMC AG (Riotte/Renner in: Schütz/Bürgers/Riotte, Kommanditgesellschaft auf Aktien, lit. 574; Schaumburg/Schulte, Kommanditgesellschaft auf Aktien, lit. 205; Fischer, DStR 1997, p. 1519, 1524).

As the existing shareholders of FMC AG will become limited liability shareholders (“Kommanditaktionäre”) and do not take the position of general partners, no system change from a corporation into a partnership for tax purposes takes place. Secs. 14, 18 Transformation Tax Code which under certain circumstances could have an adverse tax effect, do not apply (Riotte/Renner in: Schütz/Bürgers/Riotte, Kommanditgesellschaft auf Aktien, lit. 574; Schaumburg, DStZ 1998, p. 525; Schaumburg/Schulte, Kommanditgesellschaft auf Aktien, lit. 205; Fischer, DStR 1997, p. 1519, 1524).

Therefore, the transformation of the legal form of FMC AG into a KGaA is in our opinion income tax neutral at the level of FMC AG.

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     1.2 Value Added Tax

The transformation of the legal form of FMC AG into a KGaA does not involve a transfer of assets and does not constitute a taxable service. Therefore, the transformation of the legal form is in our opinion not subject to German VAT (“Umsatzsteuer”).

Following the conversion of the preference shares into ordinary shares and the preceding transformation of the legal form of FMC AG into FMC KGaA, there is a risk that the VAT tax group between FMC AG/FMC KGaA and Fresenius AG can no longer be upheld. However, there should be no material VAT consequences.

     1.3 Real Estate Transfer Tax

As the transformation of legal form does not mean a change of the legal entity, no real estate transfer tax is triggered (Federal Tax Court as of December 4, 1996, Federal Tax Gazette part 2 1997, p. 661; Tax Ministry of Bavaria as of December 12, 1997, Lexinform-No. 165031).

As the transformation does not result in an assignment of assets by FMC AG, it does in our opinion not lead either to a significant change of shareholders in subsidiary partnerships within the meaning of Sec. 1 para 2a Real Estate Transfer Tax Code (“Grunderwerbsteuergesetz”) or to a merger of shareholdings or unification of shareholdings within the meaning of Sec. 1 para 3 Real Estate Transfer Tax Code.

2. Shareholders

In case of shareholders being tax resident in Germany, the transformation of the legal form of FMC AG into FMC KGaA does not constitute a sale (Schmidt/Weber-Grellet, Commentary on Income Tax Code, Sec. 17 lit. 17). Therefore, the shareholders do in our opinion not realize a taxable profit due to the transformation of the legal form of FMC AG into a KGaA.

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We consent to the filing of this Tax Opinion as an exhibit to the Registration Statement and to the references to our firm under the captions “Certain Tax Consequences” in the Prospectus.

This Tax Opinion is furnished by us as special counsel to FMC AG and may be relied upon by you only in connection with Registration Statement. It may not be used or relied upon by your for any other purpose or by any other person, nor may copies be delivered to any other person, without in each instance our prior written consent.

In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules.

This Tax Opinion and any issues of interpretation hereof, or liability hereunder are governed by, limited to and construed in accordance with substantive German law without recourse to its rules on conflicts of law. The exclusive place of jurisdiction for any disputes arising under or in connection with this opinion letter is Frankfurt am Main, Germany. Our mandate in giving this Tax Opinion is governed by German law and subject to the jurisdiction of German courts.

Sincerely yours,
NÖRR STIEFENHOFER LUTZ • Partnerschaft

/s/ Georg Edelmann

Georg Edelmann
Wirtschaftsprüfer und Steuerberater